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carmen.wong@shearman.com	May 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SkyBridge Diversified Hedge Fund Portfolio, LLC
Registration Statement on Form N-2

Dear Commissioners:

On behalf of SkyBridge Diversified Hedge Fund Portfolio, LLC (the “Fund”), a Delaware limited liability company, we are hereby filing an initial Registration Statement on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940.

We anticipate filing a pre-effective amendment to this Registration Statement prior to the offering of shares of the limited liability company interests in the Fund.  This pre-effective amendment will include the information that has been excluded from this initial Registration Statement, including any omitted exhibits.

If you have any comments, or if you require additional information, please do not hesitate to contact me at (212) 848-4084.

Very truly yours,

/s/ Carmen Wong

Carmen Wong

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